Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

July 26, 2024

Pearlyne Paulemon
Pam Long
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. File No. 333-269932

Dear Ms. Paulemon and Ms. Long:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we are filing Amendment No. 6 to the Company’s Registration Statement on Form S-1 (“Amendment No. 7”). Amendment No. 7 is being filed to report a change in the underwriter and a change in the initial deadline by which the Company must complete its initial business combination. We are refiling the exhibits affected by these changes as well.

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Please call Alex Weniger-Auraujo at (212) 407-4063 or me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

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